FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 8, 2012

Ger. Gen. No. 155 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law No18,045, the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event.  As of today, the company has received from the controller shareholder, Endesa, S.A., a communication which is enclosed to this letter.

This communication gives additional information regarding Endesa, S.A.’s position in relation to certain matters of the proposed capital increase.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

Borja Prado Eulate Chairman

Mr. Pablo Yrarrázaval

Enersis S.A.’s Chairman

Santa Rosa 76

Santiago, Chile

Madrid, November 8, 2012

Dear Mr. Chairman:

In representation of Endesa, S.A., majority shareholder of Enersis S.A. (“Enersis”) through Endesa Latinoamérica, S.A. (hereinafter “Endesa”), we hereby make reference to the Extraordinary Shareholders’ Meeting summoned for December 20, 2012 in order to issue an opinion regarding the capital increase proposal (“the Capital Increase”) via the issuance of shares payable in cash and with the property ownership contribution of certain company shares.

After having made available to all shareholders the expert appraiser report of Mr. Walker, the reports of the independent appraisers IM Trust and Claro y Asociados, as well as those of the Directors’ Committee and the individual ones submitted by each Enersis’ board member, it is our intention by this means to provide additional information regarding Endesa’s position with respect to certain specific aspects of the referred Capital Increase, so that the Extraordinary Shareholders’ Meeting may have all the information required to make its decision in a timely manner.

1. Guarantees regarding Cono Sur’s contribution

As stated in the independent appraiser reports and in the expert appraiser report of  Mr. Walker, it is expected that the payment of the shares to be subscribed by Endesa in the Capital Increase would be via in-kind contribution of all its shareholdings in Cono Sur, company that will group together the shares of several Latin American companies.

Should the Capital Increase be approved, the contribution of such company shareholdings to Enersis shall be formalized by means of the corresponding share subscription agreement, in which, in addition to delivering Cono Sur’s share certificates, Endesa undertakes to include the following:

(i)            statements and warranties regarding the three companies in which Enersis currently holds no shares and that will be controlled by it; namely, those companies known as Yacilec, Inversora Dock Sud and Empresa Eléctrica de Piura, with an indemnity obligation should Enersis Suffer detriment from the fact that such statements and warranties turn out to be incorrect, of up to the value limit of the corresponding affected company’s contribution, as the case might be, for such infringement;

(ii)           this company’s commitment to hold Enersis harmless regarding damages actually produced, within a 5-year period, resulting from tax contingencies derived from Endesa’s shareholding contribution structure in this operation.

2. The only growth vehicle

Should the Capital Increase be successful, Endesa hereby undertakes –for as long as it remains Enersis’ majority shareholder- that said Chilean company shall be the Group’s only investment vehicle in South America in the energy generation, distribution and energy sale sector, with the exception of the business operations being currently developed by Enel Green Power S.p.A., or those that this company may develop in the future in the field of renewable energies, in line with the company’s corporate purpose.

3. Dividend policy

Certain that if the proposed Capital Increase turns out to be successful, it will bring about excellent results for Enersis and all of its shareholders, in the interest of all of them, it is Endesa’s intention to propose to Enersis’ competent corporate bodies that, should they consider it appropriate, a dividend policy be applied consistent with that adopted in the preceding fiscal years.

We hereby also wish to reiterate Endesa’s commitment, as stated in our letter dated July 30, 2012, that the Capital Increase is under no circumstance whatsoever being proposed in order to raise funds to be subsequently distributed in the form of dividends or capital reduction in another form,  but rather with the sole purpose of raising sufficient funds for an accelerated expansion process in Latin America, in a manner such that during the period of at least 2 years Endesa shall not promote any extraordinary dividend payments by Enersis.

4. Use of funds

With respect to the fund use proposal related to the capital increase that this company has submitted in several presentations, Endesa wishes to state that it must only be understood indicatively, since the effective use of such funds is solely incumbent upon Enersis’ management and the approval of its own Board of Directors.

It is in this sense that Endesa wishes to, once again, reiterate its confidence in Enersis’ Board of Directors and Senior Management team and their proven capacity to successfully identify and execute the specific operations in which the Fund Use Plan is materialized, as duly approved by its Board of Directors.

5. A vocation for permanence

Finally, to point out that, if as a consequence of Endesa’s involuntary increased shareholding in Enersis over its current 60.62% level, should other shareholders not subscribe the Capital Increase –albeit always without exceeding the legal and statutory 65% of all voting shares- it is Endesa’s intention not to reduce such shareholding level given its strategic nature, thus renewing its commitment to remain in Enersis and its will to work along with the other shareholders toward the development of the company.

Consequently, we deem it to be suitable and convenient to make this letter available to the Board of Directors and the Directors’ Committee, respectively, as well as to have it duly publicized so that all stakeholders may be duly and timely apprised of its existence and consequences.

Sincerely,

Borja Prado

Chairman

Endesa, S.A. Ribera del Loira 60 28042 Madrid Tel +34 91 2131100 Fax 34 91 564 5518

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 8, 2012